December 12, 2018

Yaacov Michlin
Chief Executive Officer
Brainsway Ltd.
19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

       Re: Brainsway Ltd.
           Draft Registration Statement on Form F-1
           Submitted November 16, 2018
           CIK No. 0001505065

Dear Mr. Michlin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 filed November 16, 2018

Overview, page 1

1. We note your disclosure on page 17 that Medicare coverage for Deep TMS as a treatment for MDD generally requires four failures of anti-depressant medications and private insurance coverage for Deep TMS generally requires three to four failures of anti-
       depressant medications. Please include disclosure of the current coverage conditions in your prospectus summary. Also, if true, disclose that there is currently no coverage for
       Deep TMS as a treatment for OCD.
2. Please revise to describe the "discomfort and noise of TMS," as referenced on page 20.
 Yaacov Michlin
FirstName LastNameYaacov Michlin
Brainsway Ltd.
Comapany12, 2018
December NameBrainsway Ltd.
December 12, 2018 Page 2
Page 2
FirstName LastName
Implications of Being an Emerging Growth Company and a Foreign Private Issuer6, page 6

3. Supplementally provide us with copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 11

4. Given your one-third quorum and simple majority vote requirements, please include appropriate risk factor disclosure regarding your current concentration of ownership.
Use of Proceeds, page 58

5. Please revise the second bullet point to clarify which specific clinical trials you intend to fund. Also clarify the amounts you intend to devote to each trial and whether you anticipate you will have sufficient funds to complete those trials.
6. Please revise the third bullet point to describe the interest rate and maturity of indebtedness intended to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put.
Dilution, page 61

7. Please disclose the "other terms" that will be determined at pricing that could impact your net tangible book value following the offering.
8. Revise the penultimate paragraph of this section to clarify whether you have shown the dilution that may result from the issuances of shares that could result from the options and warrants described in clauses (i) and (iv) in the last footnote on page 10.
9. Disclose how the numbers, amounts, percentages and average price per share in the table on page 62 would change, assuming all outstanding options and warrants were exercised.
Committed Payments, page 68

10. It is not clear what the second row of the table on page 69 is intended to show. Please advise or revise your disclosure as appropriate.
Principal Shareholders, page 136

11. Revise to identify the natural persons who have or share beneficial ownership of the securities held by the entities listed in your table on page 137. Law for the Encouragement of Industry (Taxes), 5729-1969, page 149

12. We note your disclosure that you "may qualify as an Industrial Company and be eligible for various tax benefits." Please disclose why you cannot indicate if you are an Industrial
 Yaacov Michlin
FirstName LastNameYaacov Michlin
Brainsway Ltd.
Comapany12, 2018
December NameBrainsway Ltd.
Page 3
December 12, 2018 Page 3
FirstName LastName
         Company and qualify for the disclosed tax benefits. We note in this regard your disclosure on page F-40 that one of your subsidiaries appears to be an "industrial company" and will be entitled to various tax benefits. Ensure that you disclose the material benefits or consequences if you do not qualify as an industrial company or are not entitled to the benefits described.
New Tax Benefits under the 2017 Amendment, page 150

13. Update your disclosure for the regulations that were expected to be released before March
         31, 2017. Also revise this section to clarify which benefits apply to you.
Other Activities and Relationships, page 161

14. We note your reference to past relationships with the underwriters and certain of their affiliates. Please clarify which underwriters and affiliates you are referring to and the nature and terms of such relationships.
Stamp Taxes, page 162

15. Disclose whether U.S. investors will be required to pay the stamp taxes and other charges and quantify such amounts.
Audited Consolidated Financial Statements
Note 7: Trade Receivables, Net, page F-31

16. Please revise to disclose the reason for the significant increase in past due trade receivables with aging greater than 120 days at December 31, 2017.
Note 9 - Property and Equipment, Net, page F-32

17. Please explain to us how you considered the disclosures required by paragraphs 47 and 56 of IAS 17 related to lessors.
Note 13: Non-Current Liabilities, page F-34

18. Please explain the difference between the liability in respect of research and development grants in this table and the amount in the table on page F-37. Yaacov Michlin
Brainsway Ltd.
December 12, 2018
Page 4

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameYaacov Michlin
                                                          Division of
Corporation Finance
Comapany NameBrainsway Ltd.
                                                          Office of Electronics
and Machinery
December 12, 2018 Page 4
cc:       Cheryl Reicin, Esq.
FirstName LastName